EXHIBIT B
TO SCHEDULE 13D/A

NUMBER OF SHARES

The following paragraphs describe shares of Class B Common Stock beneficially owned by each Reporting Person, including shares with respect to which each Reporting Person has, or may be deemed to have, sole and/or shared power to vote or to direct the voting, or to dispose or to direct the disposition.

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 161,651 shares of Class B Common Stock, amounting to 16.08% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power	
		Sole	Shared	Sole	Shared
Frank B Holding, Jr.	2,758	2,758	-0-	2,758	-0-
As Trustee and beneficiary of Frank B. Holding Jr. #1 2025 Grantor Retained Annuity Trust	32,150	32,150	-0-	32,150	-0-
As Trustee and beneficiary of Frank B. Holding Jr. #2 2025 Grantor Retained Annuity Trust	32,150	32,150	-0-	32,150	-0-
As beneficiary of trust	2,527	2,527	-0-	2,527	-0-
By spouse (1)	1,160	-0-	1,160	-0-	1,160
By spouse as Trustee and beneficiary of Ruth P. Holding 2025 Grantor Retained Annuity Trust (1)	32,300	-0-	32,300	-0-	32,300
As custodian for grandson	4,867	4,867	-0-	4,867	-0-
As custodian for grandson	4,710	4,710	-0-	4,710	-0-
As Custodian for grandson	5,068	5,068	-0-	5,068	-0-
As Trustee of trust	1,809	1,809	-0-	1,809	-0-
As Trustee of trust	1,809	1,809	-0-	1,809	-0-
As Trustee of trust	1,809	1,809	-0-	1,809	-0-
As Trustee of trust	1,809	1,809	-0-	1,809	-0-
By Robert P. Holding Foundation (2)	36,525	-0-	36,525	-0-	36,525
By Ella Ann and Frank B. Holding Foundation (2)	200	-0-	200	-0-	200
Total	161,651	91,466	70,185	91,466	70,185

(1) All shares are held separately by Mr. Holding's spouse, either individually or as trustee of her trust. Although Mr. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, he disclaims beneficial ownership of the shares held by his spouse and this Schedule 13D/A shall not be construed as an admission that Mr. Holding is the beneficial owner of those shares.

(2) Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. These shares also are listed as beneficially owned by Hope H. Bryant and Olivia B. Holding. Mr. Holding disclaims beneficial ownership of those shares.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer's Class B Common Stock which are not listed in the table above as follows:

(a) an aggregate of 9,068 shares held by a family member as trustee of an irrevocable trust for the benefit of his adult son;

(b) an aggregate of 63,301 shares held individually by his adult children and their spouses;

(c) an aggregate of 29,063 shares held by the following corporations of which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 22,619 shares; YVC Holdings, Inc. – 4,480 shares; Twin States Farming, Inc. – 1,764 shares; and E&F Properties, Inc. – 200 shares; and

(d) an aggregate of 875 shares held by an unrelated foundation for which Mr. Holding serves as a director.

Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 51,708 shares of Class B Common Stock, amounting to 5.14% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power Sole	Voting Power Shared	Dispositive Power Sole	Dispositive Power Shared
Hope H. Bryant	17	17	-0-	17	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
As Trustee and beneficiary of Hope H. Bryant Revocable Trust	1,978	1,978	-0-	1,978	-0-
By Spouse (1)	46	-0-	46	-0-	46
As Trustee of trust	430	430	-0-	430	-0-
As Trustee of trust	9,068	9,068	-0-	9,068	-0-
By various Trusts (2)	255	255	-0-	-0-	-0-
By Ella Ann and Frank B. Holding Foundation (3)	200	-0-	200	-0-	200
By Robert P. Holding Foundation (3)	36,525	-0-	36,525	-0-	36,525
By E&F Properties, Inc. (4)	200	-0-	200	-0-	200
By Twin States Farming, Inc. (4)	1,764	-0-	1,764	-0-	1,764
Total	51, 708	12,973	38,735	12,718	38,735

(1) All shares are held separately by Mrs. Bryant's spouse. Although Mrs. Bryant may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she disclaims beneficial ownership of the shares held by her spouse and this Schedule 13D/A shall not be construed as an admission that Mrs. Bryant is the beneficial owner of those shares.

(2) Includes two trusts of which Mrs. Bryant does not serve as a trustee but has the power to direct the voting of shares held by the trusts.

(3) Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. These shares also are listed as beneficially owned by Frank B. Holding, Jr. and Olivia B. Holding. Mrs. Bryant disclaims beneficial ownership of those shares.

(4) Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities. These shares also are listed as beneficially owned by Olivia B. Holding.

Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer's Class B Common Stock which are not listed in the table above as follows:

(a) an aggregate of 124,105 shares held by (including as trustee), or in trusts for, her adult children and step-son and their spouses;

(b) 22,619 shares held by Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, of which Mrs. Bryant is a shareholder and a director; and

(c) an aggregate of 4,480 shares held by YVC Holdings, Inc. of which Mrs. Bryant is a shareholder but does not serve as a director or executive officer.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 178,757 shares of Class B Common Stock, amounting to 17.78% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power Sole	Voting Power Shared	Dispositive Power Sole	Dispositive Power Shared
As Trustee and beneficiary of Olivia B. Holding Revocable Trust	121,926	121,926	-0-	121,926	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
As Trustee of three trusts For unrelated persons	1,370	1,370	-0-	1,370	-0-
As Trustee of three trusts For family members	13,391	13,391	-0-	13,391	-0-
By Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
By Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200
By Holding Properties, LLC (2)	2,156	2,156	-0-	2,156	-0-
By E&F Properties, Inc. (2)	200	-0-	200	-0-	200
By Twin States Farming, Inc. (2)	1,764	-0-	1,764	-0-	1,764
Total	178,757	140,068	38,689	140,068	38,869

(1) Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. These shares also are listed as beneficially owned by Frank B. Holding, Jr. and Hope H. Bryant. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Ms. Holding disclaims beneficial ownership of those shares.

(2) Ms. Holding serves as Manager of Holding Properties, LLC and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. She may be considered to have sole voting and/or dispositive power with respect to shares held by the limited liability company and shared voting and/or dispositive power with respect to shares held by the two corporations. These shares held by E&F Properties, Inc. and Twin States Farming, Inc. also are listed as beneficially owned by Hope H. Bryant.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer's Class B Common Stock which are not listed in the table above as follows:

(a) an aggregate of 27,099 shares held by the following corporations of which Ms. Holding is a shareholder and a director: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, — 22,619 shares, and YVC Holdings, Inc. — 4,480 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 111,439 shares of Class B Common Stock, amounting to 11.09% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power	
		Sole	Shared	Sole	Shared
As beneficiary of trust	1,250	1,250	-0-	1,250	-0-
As Trustee and beneficiary of Claire H. Bristow 2nd Amended and Restated Trust	43,649	43,649	-0-	43,649	-0-
As Trustee and beneficiary of Claire H. Bristow 2020 Grantor Retained Annuity Trust	40,014	-0-	40,014	-0-	40,014
Peter M. Bristow 2nd Amended and Restated Trust (1)	538	-0-	538	-0-	538
By PMB Investments LLC (1)(2)	8,350	-0-	8,350	-0-	8,350
By CRB Investments LLC (1)(2)	8,850	-0-	8,850	-0-	8,850
By EHB Investments LLC (1)(2)	8,710	-0-	8,710	-0-	8,710
By various Trusts (1)(3)	78	-0-	78	-0-	-0-
Total..	111,439	44,899	66,540	44,899	66,462

(1)   All shares are held separately by Mrs. Bristow's spouse as trustee and beneficiary of a trust, as manager of limited liability companies for the benefit of their adult children, or with voting power over shares held by other trusts. Although Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she disclaims beneficial ownership of the shares held by her spouse and this Schedule 13D/A shall not be construed as an admission that Mrs. Bristow is the beneficial owner of those shares.

(2)   In the case of each limited liability company, Mrs. Bristow's spouse serves as manager and one of their adult children is the majority owner.

(3)   Includes two trusts of which Mrs. Bristow's spouse is not a trustee but has the power to vote shares held by the trusts.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer's Class B Common Stock which are not listed in the table above as follows:

(a)   200 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer;

(b)   an aggregate of 29,063 shares held by the following corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 22,619 shares; YVC Holdings, Inc. – 4,480 shares; Twin States Farming, Inc. – 1,764 shares; and E&F Properties, Inc. – 200 shares; and

(c)   an aggregate of 7,096 shares held individually by her adult children and a spouse of one of her adult children.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 108,514 shares of Class B Common Stock, amounting to 10.80% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power Sole	Voting Power Shared	Dispositive Power Sole	Dispositive Power Shared
As Trustee and beneficiary or Carson H. Brice Revocable Trust...........	54,635	54,635	-0-	54,635	-0-
As Trustee and beneficiary of Carson H. Brice 2025 Grantor Retained Annuity Trust...........................	44,940	44,940	-0-	44,940	-0-
As beneficiary of Trust................................	1,250	1,250	-0-	1,250	-0-
By spouse (1)	563	-0-	563	-0-	563
FCB TTEE for son	83	-0-	83	-0-	83
As custodian for son....................................	2,347	2,347	-0-	2,347	-0-
As custodian for daughter	2,348	2,348	-0-	2,348	-0-
As custodian for daughter	2,348	2,348	-0-	2,348	-0-
Total...	108,514	107,951	563	107,951	563

(1) All shares are held separately by Mrs. Brice's spouse. Although Mrs. Brice may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she disclaims beneficial ownership of the shares held by her spouse and this Schedule 13D/A shall not be construed as an admission that Mrs. Brice is the beneficial owner of those shares.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer's Class B Common Stock which are not listed in the table above as follows:

(a)   an aggregate of 13,391 shares held by a family member as trustee of three irrevocable trusts for the benefit of her children;

(b)   an aggregate of 36,725 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation, of which Mrs. Brice serves as one of five directors but not as an officer; and

(c)   an aggregate of 29,063 shares held by the following corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 22,619 shares; YVC Holdings, Inc. – 4,480 shares; Twin States Farming, Inc. – 1,764 shares; and E&F Properties, Inc. – 200 shares.

Lewis R. Holding II. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 60,115 shares of Class B Common Stock, amounting to 5.98% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power	
		Sole	Shared	Sole	Shared
Lewis R. Holding II.....................................	59,794	59,794	-0-	59,794	-0-
By Spouse (1)...	321	-0-	321	-0-	321
Total...	60,115	59,794	321	59,794	321

(1) All shares are held separately by Mr. Holding's spouse. Although Mr. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, he disclaims beneficial ownership of the shares held by his spouse and this Schedule 13D/A shall not be construed as an admission that Mr. Holding is the beneficial owner of those shares.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer's Class B Common Stock which are not listed in the table above as follows:

(a) an aggregate of 27,099 shares held by the following corporations of which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 22,619 shares; and YVC Holdings, Inc. – 4,480 shares.